EXHIBIT (f)(iv)

Announcement Entitled

Newman Government Ministry changes

Premier

The Honourable Campbell Newman

Tuesday, April 17, 2012

Newman Government Ministry changes

Queensland Premier Campbell Newman today announced changes to the Newman Ministry following the resignation of former Police and Community Safety Minister David Gibson.

Current Minister for Aboriginal and Torres Strait Islander and Multicultural Affairs and Minister Assisting the Premier Jack Dempsey MP has been promoted to Minister for Police and Community Safety.

Replacing Mr Dempsey as Minister for Aboriginal and Torres Strait Islander and Multicultural Affairs and Minister Assisting the Premier will be Glen Elmes MP.

Mark Robinson MP will take on Mr Elmes’ previous role of Deputy Speaker and Chairman of Committees.

Mr Newman congratulated Mr Dempsey on his appointment and welcomed Glen Elmes MP to the Ministry and Mark Robinson MP as Deputy Speaker and Chairman of Committees.

Jack Dempsey MP, Minister for Police and Community Safety

A respected former local Police sergeant prior to his election, Jack takes a proud record of community service to the Queensland Parliament. He was elected as the Member for Bundaberg in 2006 and has held a number of shadow portfolios including Mining, Resource Management, Child Safety and Sport.

Glen Elmes MP, Minister for Aboriginal and Torres Strait Islander and Multicultural Affairs and Minister Assisting the Premier

Mr Elmes was first elected to the Parliament in 2006 following a 34 years career in Queensland Commercial Radio working in Brisbane, Mount Isa, Warwick, Toowoomba, Emerald, Charleville, Noosa and Gympie. He has lived on Sunshine Coast for 26 years.

Mark Robinson MP, Deputy Speaker and Chairman of Committees

Mr Robinson was elected to State Parliament as the Member for Cleveland in 2009. Prior to entering politics, he worked in various education roles, including as a lecturer, TAFE teacher and tutor in indigenous education.